FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Lubar, Sheldon B.	2. Issuer Name and Ticker or Trading Symbol MGIC Investment Corporation (MTG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 700 North Water Street Suite 1200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/31/2003
(Street) Milwaukee, WI 53202		5. If Amendment, Date of Original (Month/Day/Year) 03/03/2003(1)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/28/03		A		1,329(2)	A	---	33,094	D
Common Stock	N/A	N/A						16,000(3)	I	By Wife
Common Stock	N/A	N/A						48,000(3)	I	By Children
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Share Units(4)	One-for-One	03/03/03		A		7.94410(5)		(4)	N/A	Common Stock	7.94410	$39.46	12,546.9071(6)	D

Explanation of Responses:

(1) This amended Form 4 is being filed to delete an erroneous entry on the original Form 4 and to correct the amount of securities owned by the reporting person as of March 3, 2003.
(2) Pursuant to the Issuer's 2002 Stock Incentive Plan, the reporting person is awarded one and one-half (1 1/2) shares of restricted Common Stock for each share of Common Stock or Share Unit (Phantom Stock) acquired by the reporting person under the Plan. The restrictions on these awarded shares generally terminate three years after the date of the award.
(3) The reporting person disclaims ownership of additional shares reported herein which are owned by his wife and children.
(4) The reporting person participates in the MGIC Investment Corporation Deferred Compensation Plan for Non-Employee Directors under which units corresponding to shares of Common Stock of the Issuer ("Share Units") are acquired through compensation deferral. Dividends which would have been received on shares represented by Share Units are also invested in Share Units. The Share Units are settled in cash, generally at the time the reporting person ceases to be a Director of the Issuer.
(5) These Share Units were acquired through phantom dividend reinvestment.
(6) The number of Share Units beneficially owned by the reporting person includes Share Units owned prior to August 15, 1996, which were and continue to be exempt from Section 16 of the Securities and Exchange Act of 1934. The reporting person disclaims any waiver of such exemption.
(7) This form is signed by the reporting person's attorney-in-fact pursuant to a previously filed power of attorney.

By: /s/ Dan D. Stilwell Dan D. Stilwell, Attorney-in-fact(7) **Signature of Reporting Person	March 31, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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